No. Lc4q4-

                NAME OF INCORPORATOR or director                Dempsey K. Mork
   DEAN HELLER, SECRETARY OF STATE
               CERTIFY [FLAT.

                     1.They constitute at least two-thirds of the original incorporators or of the directors of Silver Bow Antique Aviation a Nevada Corporation.
                    2. The Original Articles were filed In the OFFICE OF The Secretary of State

                    3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is : 1,041

                    4. They hereby adopt the following amendments to the articles of incorporation of this corporation/



                 ARTICLE  Two,
                 The registered office of this corporation is at 1100 East William Street, Suite 207, Carson City, Neveda 89701. The resident agent is GKL Statutory Agent and Filing Service, Inc.


                 ARTICLE FOUR

                 The amended maximum number of shares of all classes which the corporation is authorized to have outstanding is one hundred million (100,000,000). This consists of 99,999,000 shares of common stock. All par
  value$.001 and   uneffected 1000 shares of preferred stock, al par value
  $.001. The holders of the preferred stock shall have such rights, preferences and privileges as may be determined prior to the issuance of such shares, by the Board of Board of Directors.


          /s/ Dempsey K. Mork

  Notary